February 11, 2022

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 Attn: Tyler Howes and Ada D. Sarmento

Re:	Smart for Life, Inc.
Registration Statement on Form S-1
CIK No. 0001851860
File No. 333-261699

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriter of the proposed offering, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 PM Eastern Time on Monday, February 14, 2022, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that on February 11, 2022 approximately 519 copies of the preliminary prospectus dated February 11, 2022 were distributed, 105 of which were distributed to institutions, and 414 were distributed to retail accounts.

The undersigned advise that the underwriter has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance with this matter.

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Very truly yours,

DAWSON JAMES SECURITIES, INC.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer